

NORMAN L. FROHREICH
PRESIDENT AND CHIEF EXECUTIVE OFFICER
FULLCIRCLE REGISTRY, INC
161 ALPINE DRIVE
SHELBYVILLE, KY 40065-8878
PHONE: (502) 410-4500 FAX: (502) 633-6163

Your Life. Your Decisions.
Insurance & Financial Services

April 15, 2011

Corporate Finance – Office of Chief Accountant
Securities & Exchange Commission

Via email address: dcaoletters@sec.gov

Re: FULLCIRCLE REGISTRY, INC. (Commission File Number: 333-51918)

Dear Sir or Madam:

On behalf of FullCircle Registry, Inc. ("FLCR"), I am requesting a consent waiver under Regulation C, Rule 437 with CF-OCA related to FLCR's 2009 financial statements included in Form 10-K for FLCR's fiscal year ended December 31, 2010. The waiver is requested due to the following:

1) FLCR's prior independent registered public accounting firm ("predecessor auditors") has been sanctioned by the PCAOB by order dated April 8, 2011.

2) FLCR only learned of the PCOAB sanctions on April 13, 2011.

3) FLCR was denied a consent letter on April 14, 2011.

4) FLCR's successor auditors had previously obtained all the necessary communications with the predecessor auditors, including copies of their working papers necessary for beginning balances for 2010.

5) The engagement partner of the predecessor auditors has joined a new firm and was not sanctioned in the April 8, 2011 PCAOB order.

Because denial of our consent waiver will cause FLCR unnecessary harm and costs, I respectfully request your consent waiver.

Sincerely,

/s/ Norman L. Frohreich
Norman L. Frohreich,
Chief Executive Officer, FullCircle Registry, Inc.

From:	Watkins, Matt [mwatkins@lcgandm.com]
Posted At:	Friday, April 15, 2011 5:23 PM
Conversation:	FullCircle Registry, Inc (FLCR) - Commission File Number 333-51918
Posted To:	DCAO Letters
Subject:	FullCircle Registry, Inc (FLCR) - Commission File Number 333-51918

To Whom it may Concern:

My law firm represents the above-referenced client with regard to its SEC filings. I have attached for your consideration, a letter from the President and CEO of the company requesting a waiver with regard to certain financial information contained in the Form 10K filed on April 15, 2011 for the period ended December 31, 2010.

Please review and contact us with any questions you may have.

Respectfully submitted,

Matthew D. Watkins
Lynch Cox Gilman & Goodman, PSC
500 W. Jefferson St., Suite 2100
Louisville, KY 40202
(502) 589-4215

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